SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K




(Mark One)

                  ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997



                                       OR



                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the transition period from ___ to ___




                          Commission File Number 1-1401




                               PECO ENERGY COMPANY
                              EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)




                               PECO ENERGY COMPANY
                                  P.O. Box 8699
                               2301 MARKET STREET
                             PHILADELPHIA, PA 19101
                        (Name of issuer of the securities
                    held pursuant to the plan and the address
                       of its principal executive offices)

                              REQUIRED INFORMATION




FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits as of December 31, 1997 and 1996


         Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996



EXHIBITS

         Consent of Independent Accountants




CONTENTS                                                          PAGE

         Report of Independent Accountants ..................      3

         Statement of Net Assets Available for Benefits
         as of December 31, 1997 and 1996 ...................      4

         Statement of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 1997
         and 1996 ...........................................     10

         Notes to Financial Statements ......................     15

         Supplemental Schedule - Schedule of Assets Held
         for Investment Purposes as of December 31, 1997 ....     21

         List of Exhibits ...................................     22

         Signature .........................................      23

                        Report of Independent Accountants


PECO Energy Company
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the PECO Energy Company Employee Savings Plan (Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index on page 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 29, 1998

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1997



                                                                               Growth &                                   Equity
                                                          Growth                Income              Small Cap             Income
                                                          Mutual                Mutual                Growth              Mutual
                                    Total                  Fund                  Fund                  Fund                Fund
                                   -------             ------------          ------------          ------------        ------------
Investments at fair value:
   Mutual funds                      $434,661,681          $312,671,228           $75,725,122          $1,803,648          $778,643

   Insurance contracts                 51,973,786

   Common stock                        20,483,755

   Participants' loans
   receivables                         13,279,818
                                     ------------          ------------            ------------        ------------     ------------

    Total Investments                 520,399,040           312,671,228            75,725,122           1,803,648           778,643
                                     ------------          ------------            ------------        ------------     ------------
Net assets available for
benefits                             $520,399,040          $312,671,228           $75,725,122          $1,803,648          $778,643
                                     ============          ============            ============        ============     ============



     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1997
                                                        (continued)



                                             Money                      Fixed
                                             Market                    Income                    Balanced
                                              Fund                      Fund                       Fund
                                          ------------              ------------               ------------
Investments at fair value:
   Mutual funds                           $20,793,790                 $4,493,902               $17,576,085

   Insurance contracts                                                51,973,786

   Common stock

   Participants' loans
   receivables
                                         ------------               ------------              ------------

         Total Investments                 20,793,790                 56,467,688                17,576,085
                                         ------------               ------------              ------------
Net assets available for benefits
                                          $20,793,790                $56,467,688               $17,576,085
                                         ============               ============              ============


     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1997
                                                        (continued)

                                                                          PECO
                                              Foreign                  Energy Co.
                                               Stock                  Common Stock
                                                Fund                      Fund                    Loan Fund
Investments at fair value:                   ---------               -------------               ----------
   Mutual funds                              $819,263

   Insurance contracts

   Common stock                                                      $20,483,755

   Participants' loans
   receivables                                                                            $13,279,818
                                           ------------              ------------         ------------

     Total Investments                        819,263                20,483,755            13,279,818
                                           ------------              ------------         ------------
Net assets available for plan
benefits                                     $819,263               $20,483,755           $13,279,818
                                           ============              ============         ============


     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1996


                                                                                            Growth &
                                                                       Growth                Income
                                                                       Mutual                  Mutual                Money
                                                  Total                 Fund                    Fund                 Market
                                               ------------         ------------            ------------         ------------
Investments at fair value:
   Mutual funds                                   $321,537,526         $245,801,984           $57,002,648           $7,523,213

   Interest-bearing                                 13,819,782
   deposits

   Insurance contracts                              58,510,585

   Common stock                                     22,595,789

   Participants' loans
   receivables                                      10,444,705
                                                  ------------         ------------          ------------         ------------

     Total Investments                             426,908,387          245,801,984            57,002,648            7,523,213

Accrued transfers authorized by
participants                                                 -              840,508              (241,087)              79,162
                                                  ------------         ------------          ------------         ------------
Net assets available for benefits
                                                  $426,908,387         $246,642,492           $56,761,561           $7,602,375
                                                  ============         ============          ============         ============


     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1996
                                                        (continued)



                                                  Fixed                Credit
                                                  Income                Union               Balanced
                                                   Fund                 Fund                  Fund
                                               ------------         ------------          ------------
Investments at fair value:
   Mutual funds                                                                            $11,209,681

   Interest-bearing                                                  $13,819,782
   deposits

   Insurance contracts                         $58,510,585

   Common stock

   Participants' loans
   receivables
                                               ------------         ------------          ------------

     Total Investments                          58,510,585            13,819,782            11,209,681

Accrued transfers authorized by
participants                                       207,903              (428,583)              355,518
                                               ------------         ------------          ------------
Net assets available for benefits
                                               $58,718,488           $13,391,199           $11,565,199
                                               ============         ============          ============


     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                                  AS OF DECEMBER 31, 1996
                                                        (continued)


                                                     PECO
                                                    Energy
                                                 Common Stock                  Loan
                                                    Fund*                      Fund
                                                 ------------              ------------
Investments at fair value:
   Mutual funds

   Interest-bearing
   deposits

   Insurance contracts

   Common stock                                  $22,595,789

   Participants' loans
   receivables                                                              $10,444,705
                                                ------------               ------------

     Total Investments                            22,595,789                 10,444,705


Accrued transfers authorized by
participants                                        (813,421)
                                                ------------               ------------
Net assets available for benefits
                                                 $21,782,368                $10,444,705
                                                ============               ============


* Non-Participant Directed in 1996.

     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                              Growth &                                 Equity
                                                          Growth               Income            Small Cap             Income
                                                          Mutual               Mutual              Growth              Mutual
                                      Total                Fund                 Fund                Fund                Fund
                                   ------------        ------------         ------------        ------------        -----------
Employer contributions              $6,464,570          $ 4,464,702         $   852,709         $    12,986           $   3,520
Employee contributions              28,642,419           19,932,714           3,854,938              95,353              19,437
                                    -----------         ------------        ------------        ------------         -----------
     Total contributions            35,106,989           24,397,416           4,707,647             108,339              22,957

Investment income:
   Interest                          3,705,016
   Dividends                        54,419,493           41,030,348           9,397,683              59,897              21,156

Net apprec./(deprec.)
  in fair value of
  investments                       21,366,395           16,441,490           4,777,822             (90,060)             (4,264)

Interest on loans                      958,810

Transfers of interest on loans
                                             -              628,584             118,269               2,394                 309
                                    -----------         ------------        ------------        ------------         -----------
     Total additions               115,556,703           82,497,838          19,001,421              80,570              40,158

Deductions and transfers:
   Distributions to
   participants                    (22,066,050)         (10,813,206)         (3,107,157)

   Transfers among funds                     -           (5,655,896)          3,069,297           1,723,078             738,485
                                    -----------         ------------        ------------        ------------         -----------
     Total deductions and
     transfers                     (22,066,050)         (16,469,102)            (37,860)          1,723,078             738,485
                                    -----------         ------------        ------------        ------------         -----------
     Net additions
     (deductions)                   93,490,653           66,028,736          18,963,561           1,803,648             778,643

Net assets available for benefits:
   Beginning of year               426,908,387          246,642,492          56,761,561                   -                   -
                                   ------------         ------------        ------------        ------------        ------------
   End of year                    $520,399,040         $312,671,228         $75,725,122          $1,803,648            $778,643
                                   ============         ============        ============        ============         ===========

     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1997
                                                        (continued)


                                        Money                  Fixed                 Credit
                                        Market                Income                  Union                Balanced
                                         Fund                  Fund                   Fund**                 Fund
                                     ------------          ------------            -----------          ------------
Employer contributions                $163,672              $576,581               $118,204              $265,924
Employee contributions                 611,029             2,431,923                406,124             1,255,770
                                     ------------          ------------           ------------          ------------
     Total contributions               774,701             3,008,504                524,328             1,521,694

Investment income:
   Interest                                                3,705,016
   Dividends                           594,642                                      537,631             1,222,148

Net apprec./(deprec.)
  in fair value of
  investments                                                                                           1,428,299

Interest on loans

Transfers of interest on loans
                                        32,212               117,481                 32,141                26,448
                                     ------------          ------------           ------------          ------------
     Total additions                 1,401,555             6,831,001              1,094,100             4,198,589

Deductions and transfers:
   Distributions to
   participants                       (817,187)          (4,836,712)              (808,230)              (401,717)

   Transfers among funds            12,607,047            (4,245,089)           (13,677,069)            2,214,014
                                     ------------          ------------           ------------          ------------
     Total deductions and
transfers                           11,789,860            (9,081,801)           (14,485,299)            1,812,297
                                     ------------          ------------           ------------          ------------
     Net additions
     (deductions)                   13,191,415            (2,250,800)           (13,391,199)            6,010,886

Net assets available for benefits:
   Beginning of year                 7,602,375            58,718,488             13,391,199            11,565,199
                                    ------------          ------------           ------------          ------------
   End of year                     $20,793,790           $56,467,688              $       -           $17,576,085
                                    ============          ============           ============          ============

** Closed 9/30/97

     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1997
                                                        (continued)


                                                                   PECO
                                                                 Energy Co.
                                           Foreign              Common Stock             Loan
                                             Fund                  Fund                 Fund
                                         ------------         -----------           -----------
Employer contributions                     $5,754            $      518
Employee contributions                     30,704                 4,427
                                         ------------         ------------          -----------
     Total contributions                   36,458                 4,945

Investment income:
   Interest
  Dividends                                14,073             1,541,915

Net apprec./(deprec.)
  in fair value of
  investments                             (14,634)           (1,172,258)

Interest on loans                                                                   $958,810

Transfers of interest on loans
                                              934                    38             (958,810)
                                         ------------         ------------          -----------
     Total additions                       36,831               374,640

Deductions and transfers:
   Distributions to
   participants                                              (1,197,373)             (84,468)

   Transfers among funds                   782,432             (475,880)           2,919,581
                                         ------------     ------------             -----------
   Total deductions and
transfers                                  782,432           (1,673,253)           2,835,113
                                         ------------      ------------            -----------
     Net additions
     (deductions)                          819,263           (1,298,613)           2,835,113

Net assets available for benefits:
   Beginning of year                             -           21,782,368           10,444,705
                                         ------------       ------------          -----------
   End of year                            $819,263          $20,483,755          $13,279,818
                                         ============       ============          ===========


     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996



                                                            Growth           Conservative            Money                Fixed
                                                            Mutual              Mutual               Market               Income
                                        Total                Fund                Fund                 Fund                 Fund
                                     ------------        ------------         ------------        ------------         -----------
Employer contributions                 $2,990,149          $2,019,096             $401,775           $68,820            $310,842
Employee contributions                 25,179,201          17,489,497            3,270,619           509,518           2,431,946
                                     ------------        ------------         ------------        ------------         -----------
     Total contributions               28,169,350          19,508,593            3,672,394           578,338           2,742,788

Investment income:
   Interest                             3,617,614                                                                      3,617,614
   Dividends                           11,220,502           5,230,146            2,884,699           391,772

Net apprec./(deprec)
  in fair value of
  investments                          35,961,324          36,015,641            3,523,995

Interest on loans                         846,347

Transfers of interest on loans
                                                -             523,164              111,650            24,193             132,802
                                     ------------        ------------         ------------        ------------         -----------
     Total additions                   79,815,137          61,277,544           10,192,738           994,303           6,493,204

Deductions and transfers:
   Distributions to
   participants                       (30,383,415)       (13,961,256)           (3,531,391)         (961,251)         (6,778,405)

   Transfers among funds                        -           2,110,364           (1,541,903)           30,888            (736,961)
                                     ------------        ------------         ------------        ------------         -----------
     Total deductions and
transfers                             (30,383,415)        (11,850,892)          (5,073,294)         (930,363)         (7,515,366)
                                     ------------        ------------         ------------        ------------         -----------
     Net additions
     (deductions)                      49,431,722          49,426,652            5,119,444            63,940          (1,022,162)

Net assets available for benefits:
   Beginning of year                  377,476,665         197,215,840           51,642,117         7,538,435          59,740,650
                                     ------------        ------------         ------------        ------------        -----------
   End of year                       $426,908,387        $246,642,492          $56,761,561        $7,602,375         $58,718,488
                                     ============        ============         ============        ============        ===========

     The accompanying notes are an integral part of the financial statements.

                                         PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                        (continued)


                                                                                            PECO
                                                 Credit                                    Energy
                                                 Union               Balanced           Common Stock
                                                  Fund                 Fund                 Fund*              Loan Fund
                                              ------------         ------------         ------------         ------------
Employer contributions                          $ 88,364             $ 101,252
Employee contributions                           609,512               868,109
                                              ------------          ------------         ------------         ------------
     Total contributions                         697,876               969,361

Investment income:
   Interest
   Dividends                                     765,482               337,791          $ 1,610,612

Net apprec//(deprec.)
  in fair value of
  investments                                                          978,774           (4,557,086)

Interest on loans                                                                                             $  846,347

Transfers of interest on loans
                                                  40,977                13,561                                  (846,347)
                                              ------------          ------------         ------------         ------------
     Total additions                           1,504,335             2,299,487           (2,946,474)                   -

Deductions and transfers:
   Distributions to
   participants                               (1,383,725)             (249,161)          (3,166,430)            (351,796)

   Transfers among funds                      (1,307,526)            1,041,562           (1,564,368)           1,967,944
                                              ------------          ------------         ------------         ------------
     Total deductions and
     transfers                                (2,691,251)              792,401           (4,730,798)           1,616,148
                                              ------------          ------------         ------------         ------------
     Net additions
     (deductions)                             (1,186,916)            3,091,888           (7,677,272)           1,616,148

Net assets available for benefits:
   Beginning of year                          14,578,115             8,473,311           29,459,640            8,828,557
                                              ------------          ------------         ------------         ------------
   End of year                               $13,391,199           $11,565,199          $21,782,368          $10,444,705
                                              ============          ============         ============         ============

* Non-Participant Directed in 1996.

     The accompanying notes are an integral part of the financial statements.

                                               NOTES TO FINANCIAL STATEMENTS


NOTE 1       General Description of the PECO Energy Company Employee Savings
             Plan:

             General:

             The PECO Energy Company Employee Savings Plan (Plan) is a trusteed defined contribution plan. The Plan was formed as of January 1, 1984 for the purpose of allowing eligible employees of PECO Energy Company and subsidiaries, formerly Philadelphia Electric Company, (Company) to reduce their taxable incomes pursuant to Section 401(k) of the Internal Revenue Code.

             Effective October 1, 1997, Fidelity Institutional Retirement Services Company assumed the role and responsibility of record keeper and trustee for the Plan. The Company retains the responsibilities of plan sponsor and plan administrator.

             All   employees    classified   as   "regular,"    "part-time"   or
             "probationary"   become   eligible  to   participate  in  the  Plan
             immediately upon completion of six months of service.

             Contributions:

             Participants elect to have the Company make contributions to the Plan on their behalf. Such contributions are made by authorizing the Company to withhold from the participant's salary an amount equal to the contribution to be made. Participants may elect to authorize the Company to contribute from 1% to 17% of their base salary depending upon their salary level.

             On January 1, 1994, the Plan was amended to reflect the addition of employer matching contributions. The Company makes a matching contribution of 50 cents on each dollar of employee contributions up to 4% of an employee's base salary deposited into the Plan. Employees are always fully vested in employer contributions.

             Participants may elect that their contributions be invested in one or more of the following generic fund categories - Growth, Growth and Income, Balanced, Equity Income, Small Capitalization Growth, Foreign, Money Market, Fixed Income, or Company Stock.

             By giving notice to the Plan record keeper and subject to rules established by the Plan administrator, participants may suspend or change the amount of their contributions and exchange their investments among the investment funds.

             Distributions and exchanges can be made on a daily basis provided the market is open and the request is confirmed by the record keeper prior to 4:00 p.m. Eastern Time.

             Participant Accounts:

             Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings.

             Payment of Benefits:

             On termination of service a participant receives a lump-sum amount equal to the value in his or her account.

             Participant Loans:

             The Plan allows participants to obtain loans. Participants may borrow up to 50% of their account balances subject to a minimum loan amount of $500 and a maximum loan amount of $50,000. Loans have terms of up to 30 years for the purchase of a primary residence or one to four years for other purposes and bear interest at rates determined by the Plan administrator equivalent to rates charged by local and regional commercial lenders. Loans are repayable in equal installments by means of payroll deductions. A participant may not have more than one loan outstanding at any time or take more than one loan in a Plan year.

             Plan Termination:

             While it is the Company's intention to continue the Plan in operation indefinitely, the Company may terminate the Plan in whole or in part at any time. Any such termination, partial termination or discontinuance of contributions shall be effected only upon condition that such action is taken as shall render it impossible for any part of the assets of the Plan to be used for, or diverted to, purposes other than the exclusive benefit of the Plan participants and their beneficiaries.


NOTE 2.      Summary of Significant Accounting Policies:

             Valuation of Investments:

             Investments in mutual funds are valued at the reported net asset value on the last day of the year.

                  Growth Fund:

             The growth mutual fund invests primarily in U.S. and foreign common stocks of companies that are considered undervalued or out of favor and whose products show potential for improvement. Investments can include any type of security that may produce capital growth. The growth mutual fund's goal is to provide capital growth over the long-term.

                  Growth and Income Fund:

             The growth and income mutual fund invests primarily in common stocks, focusing on larger, more established companies. Investments are spread out across many different kinds of companies and industries. The growth and income mutual fund's goal is to provide capital growth and income over the long-term.

                  Small Capitalization Growth Fund:

             The small capitalization growth fund invests primarily in stocks of companies which have market capitalization of less than $1 billion at the time of investment. The fund tries to keep at least one-third of its assets in stocks of companies with market capitalizations of $550 million or less. This fund may also invest up to 25% of its assets in foreign securities. This fund's goal is to provide capital growth over the long-term.

                  Equity Income Fund:

             The equity income mutual fund invests primarily in attractively priced, dividend paying, income-producing equity securities; including common and preferred stocks, and convertible securities. It may also invest in debt securities (bonds). This mutual fund's goal is to invest for capital growth and current income.

                  Money Market Fund:

             The money market fund invests primarily in high quality, investment grade, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers.

             Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. The money market fund's goal is to preserve participants' investments, maintain a stable price, and provide current income.

             The money market fund is valued at the cost of contributions made plus accrued interest.

                  Fixed Income Fund:

             The fixed income fund is made up of insurance contracts that are benefit-responsive guaranteed investment contracts (GICs) and are valued at contract value, which approximates fair market value. Contract value represents the cost of contributions made under the contract plus accrued interest at the contract rate less withdrawals. The contract rate is established at the commencement of the contract and remains fixed (except for certain conditions) at that rate until maturity. The contract rate reflects market and other conditions at the commencement of the contract. Upon expiration of the fixed income contracts, the assets are rolled into the Fidelity Managed Income Portfolio II unless the participant directs otherwise.

             The Fidelity Managed Income Portfolio II invests in investment contracts offered by major insurance companies and other approved financial institutions and certain other types of fixed-income securities. A small portion of the fund is invested in a money market fund to provide for daily liquidity.

                  Balanced Fund:

             The balanced fund invests primarily in a diversified mix of common and preferred stocks, and investment grade bonds. The fund is diversified across many sectors and industries. This fund's goal is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

                  Foreign Fund:

             The foreign fund invests primarily in common stocks of companies in any foreign country, developed or developing. This growth mutual fund's goal is to provide capital growth over the long-term by investing internationally.

                  PECO Energy Common Stock Fund:

             The Company common stock fund invests primarily in Company common stock and a small amount of short-term investments which enables participants to buy or sell without the usual trade settlement period of individual stock transactions.

             This fund is a unitized investment alternative. Participants will own units of the investment alternative rather than shares of common stock. Unitization allows the units of the investment alternative to be purchased, transferred (exchanged) and redeemed the same day provided the participant's request is confirmed before 4:00 p.m. Eastern time the same business day.

             Fund valuation is determined by multiplying the number of units times the net asset value calculated at the close of the market.

             Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded when declared payable.

             Net Appreciation/(Depreciation) in Investments:

             The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

             Concentration of Credit Risk:

             The  Plan  invests  in  benefit-responsive   guaranteed  investment
             contracts with four insurance companies and is subject to credit risk with respect to these insurance companies.

             The Plan invests in government notes and securities which include direct obligations of the U.S., or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S. government.

             Use of Estimates:

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Risk and Uncertainties:

             The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3.      Investments:

             As of December 31, 1997 and 1996, the Plan held the following investments, each of which accounted for more than 5% of the total net assets available for benefits:

                Investments                                     1997            1996
                -----------                                   -------         -------

                Growth Mutual Fund - Janus Fund            $ 166,850,056    $ 134,195,997
                Growth Mutual Fund - Fidelity Contrafund     145,821,172      111,605,987
                Conservative Mutual Fund - Merrill Lynch
                   Capital Value Class A Fund                          -       57,002,648
                PECO Energy Company
                   Common Stock Fund                                   -       22,595,789
                Growth & Income Mutual Fund - Putnam
                  Growth & Income Fund A                      72,993,091                -


NOTE 4.      Loans:

             The activity for the Loan Fund is summarized as follows:

                                                       1997                     1996
                                                       ----                     ----

             Loan Balance, beginning of year       $10,444,705               $ 8,828,557
             Loan Distributions                      8,304,549                 6,781,562
             Principal Repayments                   (5,469,436)               (5,165,414)
                                                   ------------              ------------
             Loan Balance, end of year             $13,279,818               $10,444,705
                                                   ============              ============
             Interest Paid                            $958,810               $   846,347
                                                   ============              ============


             The interest rate on all loans ranged from 7.38% to 8.50% and from 6.63% to 8.50% in 1997 and 1996, respectively.

             For the 1997 Plan year, there were no outstanding loan requests that were to be distributed in 1998.

             As of December 31, 1996, the Plan had received requests by participants for loans totaling $1,538,849. These loans, not reflected in the accompanying financial statements, were distributed in 1997 and are summarized below:
                                                                     1996
                                                                    ------

             Growth Mutual Funds                                  $1,005,798
             Conservative Mutual Fund                                211,575
             Money Market Fund                                        86,015
             Fixed Income Fund                                       149,391
             Credit Union Fund                                        55,060
             Balanced Fund                                            31,010
                                                                ------------
                                                                  $1,538,849
                                                                ============

NOTE 5.      Tax Status:

             The Internal Revenue Service has determined and informed the Company that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the trust and Plan are exempt from federal income tax under Section 501(a). The Plan has been amended since receiving the original determination letter. However, the Company believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE 6.      General and Administrative Expenses:

             General and administrative expenses of the Plan paid by the Company totaled approximately $32,200 and $38,700 in 1997 and 1996, respectively. In addition, the Company carried out certain administrative activities on behalf of the Plan.

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                        PURPOSES AS OF DECEMBER 31, 1997

b. Identity of Issuer, Lessor Similar Party          c. Description of Investment                   d. Cost       e. Current Value
-------------------------------------------          ----------------------------                   -------        ---------------

Janus Fund                                             Mutual Fund                                     **             $166,850,056

Fidelity Contrafund*                                   Mutual Fund                                     **              145,821,172

Putnam Growth & Income Fund A                          Mutual Fund                                     **               72,993,091

Spartan U.S. Index Fund                                Mutual Fund                                     **                2,732,031

Franklin Small Cap. Fund                               Mutual Fund                                     **                1,803,648

Putnam Equity Income Fund                              Mutual Fund                                     **                  778,643

Fidelity Money Market*                                 Mutual Fund                                     **               20,793,790

Dodge & Cox Balanced Fund                              Mutual Fund                                     **               17,576,085

Managed Income Portfolio III                           Mutual Fund                                     **                4,493,901

Templeton Foreign Fund                                 Mutual Fund                                     **                  819,263

Continental Assurance Company (1997)          Insurance Contract maturing 12/31/01, 7.13%              **               10,878,742

Continental Assurance Company (1996)          Insurance Contract maturing 12/29/00, 6.30%              **               16,921,518

Principal Mutual Life Insurance Company       Insurance Contract maturing 12/30/99, 7.70%              **               14,784,270
(1995)

Principal Mutual Life Insurance Company       Insurance Contract maturing 12/30/98, 5.00%              **                9,389,257
(1994)

PECO Energy Company*                          Common stock                                             **               20,483,755

Participant Loans                             Rates ranged from 7.38% to 8.50%                          0               13,279,818
                                                                                                                    ---------------

                                                                                                                     $520,399,040
                                                                                                                    ===============

 *  - Denotes party-in-interest.
 ** - The trustee did not report
      historical cost nformation.

                                    EXHIBITS


List of Exhibits:

Exhibit 23.1 - Consent of Independent Accountants

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.













June 29, 1998                                  By:  /S/ J. Barry Mitchell
                                                ------------------------

                                                    J. Barry Mitchell
                                            Vice President-Finance and Treasurer
                                                    Plan Administrator